BY-LAWS FOR THE REGULATION, EXCEPT AS OTHERWISE
PROVIDED BY STATUTE OR ITS ARTICLES OF INCORPORATION,
OF REGIONAL AIRCRAFT SERVICES, INC.

ARTICLE I

OFFICES

Section 1.   Principal Executive Office. The principal executive office of the corporation is hereby fixed and located at 5570 Air Terminal Drive in the City of Fresno, County of Fresno, State of California. The Board of Directors (herein called the "Board") is hereby granted full power and authority to change said principal executive office from one location to another. Any such change shall be noted on the By-laws opposite this Section, or this Section may be amended to state the new location.

Section 2.   Other Offices. Branch or subordinate offices may at any time be established by the Board at any place or places.

ARTICLE II

SHAREHOLDERS

Section 1.   Place of Meetings. Meetings of shareholders shall be held either at the principal executive office of the corporation or at any other place within or without the State of California which may be designated either by the Board or by the written consent of all persons entitled to vote thereat, given either before or after the meeting and filed with the Secretary.

Section 2.   Annual Meetings. The annual meetings of shareholders shall be held on the second Friday in the month of December of each year, at 10:00 a.m., local time, or such other date or such other time as may be fixed by the Board; provided, however, that should said day fall upon a legal holiday observed by the corporation at its principal executive office, then any such annual meeting of the shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings directors shall be elected and any other proper business may be transacted.

Section 3.   Special Meetings. Special meetings of the shareholders may be called at any time by the Board, the Chairman of the Board, the President, or by the holders of shares entitled to cast not less than ten percent (10%) of the votes at such meeting. Upon request in writing to the Chairman of the Board, the Secretary by any person (other than the Board) entitled to call a special meeting of shareholders, the officer forthwith shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the persons entitled to call the meeting may give the notice.

Section 4.   Notice of Annual or Special Meeting. Written notice of each annual or special meeting of shareholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date, and hour of the meeting and (i) in the case of a special meeting the general nature of the business to be transacted, and no other business may be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, but, subject to the provisions of applicable law, any proper matter may be presented at the meeting for such action. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by management for election.

Notice of a shareholders meeting shall be given either personally or by mail or by other means of written communication, addressed to the shareholder at the address of such shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice; or, if no such address appears or is given, at the place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mails, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient.

Section 5.   Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 6.   Adjourned Meeting and Notice Thereof. Any shareholders' meetings, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum (except as provided in Section 5 of this Article) no other business may be transacted at such meeting.

It shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement at the meeting at which such adjournment is taken; provided, however, when any shareholders' meeting is adjourned for more than forty-five (45) days or, if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 7.   Voting. The shareholders entitled to notice of any meeting or to vote at any such meeting shall be only persons in whose name shares stand on the stock records of the corporation on the record date determined in accordance with Section 8 of this Article.

Voting shall in all cases be subject to the provisions of Chapter 7 of the California General Corporation Law and to the following provisions:

(a)   Subject to clause (g), shares held by an administrator, executor, guardian, conservator or custodian may be voted by such holder either in person or by proxy, without a transfer of such shares into the holder's name; and shares standing in the name of a trustee may be voted by the trusted, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of such shares into the trustee's name.

(b)   Shares standing in the name of a receiver may be voted by such receiver; and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver's name if authority to do so is contained in the order of the court by which such receiver was appointed.

(c)   Subject to the provisions of Section 705 of the California General Corporation Law, and except where otherwise agreed in writing between the parties, a shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(d)   Shares standing in the name of a minor may be voted and the corporation may treat all rights incident thereto as exercisable by the minor, in person or by proxy, whether or not the corporation has notice, actual or constructive, of the nonage, unless a guardian of the minor's property has been appointed and written notice of such appointment given to the corporation.

(e)   Shares standing in the name of another corporation domestic or foreign, may be voted by such officer, agent or proxy holder as the by-laws of such other corporation may prescribe or, in the absence of such provision, as the Board of Directors of such other corporation may determine or, in the absence of such determination, by the Chairman of the Board, president or any vice-president of such other corporation, or by any other person authorized to do so by the Chairman of the Board, president or any vice-president of such other corporation. Shares which are purported to be voted or any proxy purported to be executed in the name of a corporation (whether or not any title of the person signing is indicated) shall be presumed to be voted or the proxy executed in accordance with the provisions of this subdivision, unless the contrary is shown.

(f)   Shares of the corporation owned by any subsidiary shall not be entitled to vote on any matter.

(g) Shares held by the corporation in a fiduciary capacity, and shares of the corporation held in a fiduciary capacity by any subsidiary, shall not be entitled to vote on any matter, except to the extent that the settlor or beneficiary owner possesses and exercises a right to vote or to give the corporation binding instructions as to how to vote such shares.

(h) If shares stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a shareholder voting agreement or otherwise, or if two (2) or more persons (including proxy holders) have the same fiduciary relationship respecting the same shares, unless the secretary of the corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

(i) If only one (1) vote, such act binds all ;

(ii) If more than one (1) vote, the act of the majority so voting binds all;

(iii) If more than one (1) vote, but the vote is evenly split on any particular matter, each fraction may vote the securities in question proportionately.

If the instrument so filed or the registration of the shares shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of this Section shall be a majority or even split in interest.

Subject to the following sentence and to the provisions of Section 708 of the California General Corporation Law, every shareholder entitled to vote at any election of directors may cumulate such shareholder's votes and give one (1) candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which ,the shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit. No shareholder shall be entitled to cumulate votes for any candidate or candidates pursuant to the preceding sentence unless such candidate or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice, at the meeting prior to the voting of the shareholder's intention to cumulate the shareholder's votes. If any one (1) shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination.

Elections need not be by ballot; provided, however, that all elections for directors must be by ballot upon demand made by a shareholder at the meeting and before the voting begins.

In any election of directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected.

Section 8.   Record Date. The Board may fix, in advance, a record date for the determination of the shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect of any other lawful action. The record date so fixed shall be not more than sixty (60) nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after the record date. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting. The Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days.

If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining shareholders for any purpose other than set forth in this Section 8 or Section 10 of this Article shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 9.　　Consent of Absentees.　The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof.　All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.　Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, except as provided in Section 601(f) of the California General Corporation Law.

Section 10.　　Action Without Meeting.　Subject to Section 603 of the California General Corporation Law, any action which, under any provision of the California General Corporation Law, may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.　Unless a record date for voting purposes be fixed as provided in Section 8 of this Article, the record date for determining shareholders entitled to give consent pursuant to this Section 10, when no prior action by the Board has been taken, shall be the day on which the first written consent is given.

Section 11.　　Proxies.　Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such shareholder and filed with the Secretary.　Any proxy duly executed is not revoked and continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless otherwise provided in the proxy.

Section 12.   Inspectors of Election. In advance of any meeting of shareholders, the Board may appoint any persons other than nominees for office as inspectors of election to act at such meeting and any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any shareholder or shareholder's proxy shall, make such appointment at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request of one (1) or more shareholders or proxies, the majority of shares present shall determine whether one (1) or three (3) inspectors are to be appointed.

The duties of such inspectors shall be as prescribed by Section 707(b) of the California General Corporation Law and shall include: determining the number of shares outstanding and the voting power of each; the shares represented at the meeting, the existence of a quorum; the authenticity, validity, and effect of proxies; receiving votes, ballots, or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents, determining when the polls shall close; determining the result; and doing such acts as may be proper to conduct the election or vote with fairness to all shareholders. If there are three (3) inspectors of election, the decision, act, or certificate of a majority is effective in all respects as the decision, act, or certificate of all.

ARTICLE III

DIRECTORS

Section 1.   Powers. Subject to limitations of the Articles of these By-laws, and of the California General Corporation Law relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Board shall have the following powers in addition to the other powers enumerated in these By-laws:

(a)   To select and remove all the other officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, or with the Articles or these By-laws, fix their compensation, and require from them security for faithful service.

(b)   To conduct, manage, and control the affairs and business of the corporation and to make such rules and regulations therefor not inconsistent with law, or with the Articles or these By-laws, as they may deem best.

(c)   To adopt, make, and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time as in their judgment they may deem best.

(d)   To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e)   To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidences of debt and securities therefor.

Section 2.   Number and Qualification of Directors. The authorized number of directors shall be not less than three (3) nor more than five (5), until changed by amendment of the Articles or by a by-law duly adopted by the shareholders amending this Section 2. The exact number of directors shall be fixed, within the limits specified, by amendment of the next sentence duly adopted either by the Board or the shareholders. The exact number of directors shall be three (3) until changed as provided in this Section 2. The maximum or minimum number of directors cannot be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the Articles of Incorporation or by an amendment to this By-law duly approved by a majority of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number minus one (1).

Section 3.   Election and Term of Office. The directors shall be elected at each annual meeting of shareholders but if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held ,for that purpose. Each director shall hold office until the next annual meeting and until a successor has been elected and qualified.

Section 4.   Vacancies. Any director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary, or the Board, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected by the Board to take office when the resignation becomes effective.

Except for a vacancy caused by the removal of a director, vacancies on the Board may be filled by approval of the Board or, if the number of directors then in office is less than a quorum, by (a) the unanimous written consent of the directors then in office, (b) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waiver of notice complying with Section 307 of the Corporations Code, or (c) a sole remaining director. A vacancy on the Board caused by the removal of a director may be filled only by the shareholders, except a vacancy created when the Board declares the office of a director vacant as provided in clause (b) of the following paragraph of this section of the By-laws may be filled by the remaining Board of Directors.

A vacancy or vacancies in the Board shall be deemed to exist in case of (a) the death, resignation, or removal of any director by the shareholders or an appropriate court as provided by the California Corporations Code; (b) if the Board declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court; (c) if the authorized number of directors is increased; or (d) if the shareholders fail, at any annual or special meeting of shareholders at which one or more directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

The Board may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote. If the Board accepts the resignation of a director tendered to take effect at a future time, the Board or the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of the director's term of office. The term of office of a director elected to fill a vacancy shall run until the next annual meeting of the shareholders, and such a director shall hold office until a successor is elected and qualified.

Section 5.   Removal of Directors. Any or all of the directors may be removed without cause if such removal is approved by the outstanding shares (as that term is defined in Section 152 of the California Corporations Code), subject to the following:

(a)   No director may be removed. (unless the entire Board is removed) when the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected; and

(b)   When by the provisions of the Articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one (l) or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

Section 6.   Place of Meeting. Regular or special meetings of the Board shall be held at any place within or without the State of California which has been designated from time to time by the Board. In the absence of such designation regular meetings shall be held at the principal executive office of the corporation.

Section 7.   Regular Meetings.   Immediately following each annual meeting of shareholders the Board shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business.

Section 8.   Special Meetings.   Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the President, or the Secretary or by any two (2) directors.

Special meetings of the Board shall be held upon four (4) days' written notice or forty-eight (48) hours' notice given personally or by telephone, telegraph, telex, or other similar means of communication.   Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the corporation or as may have been given to the corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held.

Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States: mails, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient. Oral notice shall be deemed to have been given at the time it is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

Section 9.   Quorum.   A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

Section 10.   Participation in Meetings by Conference Telephone. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

Section 11.   Waiver of Notice. The transactions of any meeting of the Board, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 12.   Adjournment. A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

Section 13.   Fees and Compensation. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board.

Section 14.   Action Without Meeting. Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board and shall be filed with the minutes of the proceedings of the Board.

Section 15.   Rights of Inspection. Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

Section 16. Committees. The Board may appoint one (1) or more committees, each consisting of two (2) or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(a) The approval of any action for which the General Corporation Law also requires shareholders' approval for approval of the outstanding shares;

(b) The filling of vacancies on the Board or on any committee;

(c) The fixing of compensation of the directors for serving on the Board or on any committee;

(d) The amendment or repeal of By-laws or the adoption of new By-laws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(f) A distribution to the shareholders of the corporation except at a rate or in a periodic amount or within a price range determined by the Board;

(g) The appointment of other committees of the Board or the members thereof.

Any such committee must be appointed by resolution adopted by a majority of the authorized number of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. In the absence of any such prescription, such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, the regular and special meetings and other actions of any such committee shall be governed by the provisions of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

ARTICLE IV

OFFICERS

Section 1.   Officers. The officers of the corporation shall be a chairman of the board, a chief executive officer, a president, a secretary, and a chief financial officer.   The corporation may also have, at the discretion of the Board, one (1) or more vice-presidents, one (1) or more assistant secretaries, one (1) or more assistant financial officers, and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

Section 2.   Election. The officers of the corporation, except such officers as may be elected or appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the Board, and shall hold their respective offices until their resignation, removal, or other disqualification from service, or until their respective successors shall be elected.

Section 3.   Subordinate Officers. The Board may elect, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these By-laws or as the Board may from time to time determine.

Section 4.   Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors at any time, or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any such removal shall be without prejudice to the rights, if any, of the officer under any contract of employment of the officer.

Any officer may resign at any time by giving written notice to the corporation, but without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.   Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in these By-laws for regular election or appointment to such office.

Section 6.   Chairman of the Board. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board and exercise and perform such other powers and duties as may be from time to time assigned by the Board.

Section 7.   Chief Executive Officer. The Chief Executive Officer shall be the general manager of the corporation and shall be primarily responsible for implementing the policies and goals established by the Board of Directors. The Chief Executive Officer shall have the deciding vote in the event of a tie vote by the Board of Directors. The Chief Executive Officer shall have such other powers and perform such other duties as from time to time may be prescribed by the Board. The Chief Executive Officer shall preside, in the absence of the Chairman of the Board, at all meetings of the stockholders and of the Board.

Section 8.   President. Subject to such powers, if any, as may be given by the Board to the Chairman of the Board or the Chief Executive Officer, if there be such officers, the President is the chief administrative and operations officer of the corporation and has, subject to the control of the Board, general supervision, direction, and control of the day to day business and lower ranking officers of the corporation. The President shall preside, in the absence of the Chairman of the Board and the Chief Executive Officer, at all meetings of the Board. The President has the general powers and duties of management usually vested in the office of President and general manager of a corporation, subject to the powers of the Chairman of the Board and the Chief Executive Officer, and such other powers and duties as may be subscribed by the Board.

Section 9.   Vice-President. In the absence or disability of the President, the Vice-Presidents in order of their rank as fixed by the Board, or, if not ranked, the vice-president designated by the Board shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice-Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board.

Section 10.   Secretary.   The Secretary shall keep or cause to be kept, at the principal executive office and such other place as the Board may order, a book of minutes of all meetings of shareholders, the Board, and its committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the By-laws of the corporation at the principal executive office or business office in accordance with Section 213 of the California General Corporation Law.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent or registrar, if one be appointed, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board and of any committees thereof required by these By-laws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Section 11.   Chief Financial Officer.   The Chief Financial Officer of the corporation shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, and shall send or cause to be sent to the shareholders of the corporation such financial statements and reports as are by law or these By-laws required to be sent to them. The books of account shall at all times be open to inspection by any director.

The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board. The

Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the President and directors, whenever they request it, an account of all transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Unless the Board has elected a separate Treasurer, the Chief Financial Officer shall be deemed to, be the Treasurer for purposes of giving any reports or executing any certificates or other documents.

Section 12.   Compensation and Reimbursement.   The compensation of all officers appointed by the Board of Directors shall be fixed from time to time by the Board. The Board may also fix the compensation of other employees of the corporation; but in the absence of action by the Board thereon the Chief Executive Officer shall fix the compensation of such other employees.

Any payments made to an officer of the corporation such as a salary, commission, bonus, interest, or rent, or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each amount disallowed. In lieu of payment by the officer, subject to the determination of the directors, proportionate amounts up to forty percent (40%) of any compensation due to such officer may be withheld from such future compensation payments until the amount owed to the corporation has been recovered.

ARTICLE V

OTHER PROVISIONS

Section 1.   Inspection of Corporate Records.

(a)   A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation or who hold at least one percent (1%) of such voting shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of directors of the corporation shall have an absolute right to do either or both of the following:

(i)   Inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five (5) business days' prior written demand upon the corporation; or

(ii)   Obtain from the transfer agent, if any, for the corporation, upon five (5) business days' prior written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses who are entitled to vote for the election of directors and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand.

(b)   The record of shareholders shall also be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the corporation for a purpose reasonably related to such holder's interest as a shareholder or holder of a voting trust certificate.

(c)   The accounting books and records and minutes of proceedings of the shareholders and the Board and committees of the Board shall be open to inspection upon written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as a holder of such voting trust certificate.

(d)   Any inspection and copying under this Article may be made in person or by agent or attorney.

Section 2.   <u>Inspection of By-laws</u>. The corporation shall keep in its principal executive office the original or a copy of these By-laws as amended to date which shall be open to inspection by shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in such state, it shall upon the written notice of any shareholder furnish to such shareholder a copy of these By-laws as amended to date.

Section 3.   Endorsement of Documents; Contracts. Subject to the provisions of applicable law, any note, mortgage, evidence of indebtedness, contract, share certificate, conveyance, or other instrument in writing and any assignment or endorsements thereof executed or entered into between this corporation and any other person, when signed by the Chairman of the Board, The Chief Executive Officer, the President or any Vice-President, and the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of this corporation shall be valid and binding on this corporation in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same. Any such instruments may be signed by any other person or persons and in such manner as from time to time shall be determined by the Board and, unless so authorized by the Board, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or amount.

Section 4.   Certificates of Stock. Every holder of shares of the corporation shall be entitled to have a certificate signed in the name of the corporation by the Chairman of the Board, the Chief Executive Officer, the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares and the class or series, of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were ah officer, transfer agent, or registrar at the date of issue.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the Board may provide; provided, however, that on any certificate issued to represent any partly paid shares, the total amount of the consideration to be paid therefore and the amount paid thereon shall be stated.

Except as provided in this Section no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered at the same time. The Board may, however, in case any certificate for shares is alleged to have been lost, stolen, or destroyed, authorize the issuance of a new certificate in lieu thereof, and the corporation may require that the corporation be given a bond or other adequate security sufficient to indemnify it against any claim that may be made against it (including expense or liability) on account of the alleged loss, theft, or destruction of such certificate or the issuance of such new certificate.

Section 5.   Representation of Shares of Other Corporations. The President or any other officer or officers authorized by the Board or the President are each authorized to vote, represent, and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

Section 6.   Stock Purchase Plans. The corporation may adopt and carry out a stock purchase plan or agreement or stock option plan or agreement providing for the issue and sale for such consideration as may be fixed of its unissued shares, or of issued shares acquired or to be acquired, to one (1) or more of the employees or directors of the corporation or of a subsidiary or to a trustee on their behalf and for the payment for such shares in installments or at one time, and may provide for aiding any such persons in paying for such shares by compensation for services rendered, promissory notes, or otherwise.

Any such stock purchase plan or agreement or stock option plan or agreement may include, among other features, the fixing of eligibility for participation therein, the class and price of shares to be issued or sold under the plan or agreement, the number of shares which may be subscribed for, the method of payment therefor, the reservation of title until- full payment therefor, the effect of the termination of employment and option or obligation on the part of the corporation to repurchase the shares upon termination of employment, restrictions upon transfer of the shares, the time limits of and termination of the plan, and any other matters, not in violation of applicable law, as may be included in the plan as approved or authorized by the Board or any committee of the Board.

Section 7.   Annual Report to Shareholders. The annual report to shareholders referred to in Section 1501 of the California General Corporation Law is expressly waived, but nothing herein shall be interpreted as prohibiting the Board from issuing annual or other periodic reports to shareholders.

Section 8.   Construction and Definitions.   Unless the context otherwise requires, the general provisions, rules of construction, and definitions contained in the General Provisions of the California Corporations Code and in the California General Corporation Law shall govern the construction of these By-laws.

ARTICLE VI

INDEMNIFICATION

Section 1.   Agents, Proceedings, and Expenses.   For the purposes of this Article VI, "agent" means any person who is or was a director, officer, employee, or other agent of this corporation or is or was serving at the request of this corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of this corporation or was serving at the request of such predecessor corporation as a director, officer, employee or agent of another enterprise; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 3 or the last sentence of Section 4 of this Article VI.

Section 2.   Right to Indemnification. The corporation shall indemnify each of its directors and officers who was or is made a party or is threatened to be made a party to or is otherwise involved in any proceeding against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any such proceeding arising by reason of the fact that any such person is or was an agent of the corporation (hereinafter an "indemnitee"); provided, however, that except as provided in Section 3 hereof with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided however, that an advancement of expenses incurred by an indemnitee arising from alleged acts or omissions in connection with his or her capacity in which service was or is rendered by such indemnitee to an employee benefit plan shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise (hereinafter an "undertaking"). Notwithstanding the foregoing, no indemnification shall be made to any indemnitee who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor for any of the following:

(a)   In respect of any claim, issue or matter as to which the indemnitee shall have been adjudged to be liable to this corporation in the performance of that person's duty to this corporation and its shareholders, unless and only to the extent that the court in which that proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the court shall determine;

(b)   Of amounts paid in settling or otherwise disposing of a pending action without court approval; or

(c)   Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

Section 3.   Right of Indemnitee to Bring Suit. Except as may otherwise be provided by an agreement between the corporation and an indemnitee:

If a claim under Section 2 of this Article VI is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of procuring representation or defending such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Section or otherwise shall be on the corporation.

Section 4. Indemnification of Other Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of directors, grant rights to indemnification and to the advancement of expenses to any other agent of the corporation generally or as to any specific legal action and/or instance, by duly adopted resolution of the Board of Directors, agreement or otherwise, up to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the corporation. Notwithstanding the foregoing, to the extent that an agent of this corporation has been successful on the merits in the defense of any proceeding arising by reason of the fact such person is or was an agent of the corporation, or in the defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

Section 5. Other Contractual Rights. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any other bylaw provision, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights to indemnification are authorized in the Articles of Incorporation of this corporation. This corporation is expressly permitted to enter into agreements with its agents providing for indemnification beyond the indemnification rights granted in this Article VI to the extent such additional rights to indemnification are authorized in the Articles of Incorporation of this corporation. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of that person. Nothing contained in this Article VI shall affect any right to indemnification to which persons other than directors and officers of this corporation or any subsidiary hereof may be entitled by contract or otherwise.

Section 6.   Limitations. No indemnification or advance shall be made under this Article VI, except as provided in the last sentence of Section 4 above or by a court in which any proceeding is or was pending upon application made by this corporation or the indemnitee or the attorney or other person rendering services in connection with such defense, in any circumstance which exceeds the limits set forth in Section 204 of California General Corporation Law or where it appears:

(a)   That it would be inconsistent with a provision of the Articles of Incorporation or Bylaws of this corporation, a resolution of the shareholders of this corporation or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Any other provision herein to the contrary notwithstanding, the Company shall not be obligated to indemnify an indemnitee for any expenses and/or the payment of profits arising from the purchase and sale by indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute.

No indemnification or advance shall be made under this Article VI for:

(1)   Acts or omissions of an agent that involve intentional misconduct or a knowing and culpable violation of law.

(2)   For acts or omissions that an agent believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the agent.

(3)   For any transaction from which an agent derived an improper personal benefit.

(4)   Acts or omissions that show a reckless disregard for the agent's duty to the corporation or its shareholders in circumstances in which the agent was aware, or should have been aware, in the ordinary course of performing the agent's duties, of a risk of serious injury to the corporation or its shareholders.

(5)   Acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the agent's duty to the corporation or its shareholders.

(6)   Any transaction between the corporation and one or more of its directors, or a corporation, firm or association in which one or more of its directors has a material financial interest in violation of California Corporations Code Section 310.

(7)   The making of any distribution to the shareholders of the Corporation to the extent that it is contrary to the provisions of Sections 500 to 503, inclusive of the California Corporations Code; the distribution of assets to the shareholders after institution of dissolution proceedings of the Corporation, without paying or adequately providing for all known liabilities of the Corporation, excluding any claims not filed by creditors within the time set by a court in such proceeding in a notice to the creditors in accordance with the California Corporations Code; and the making of any loan or guaranty contrary to the provisions of Section 315 of the California Corporations Code.

Section 7.   Insurance. Upon and in the event of a determination by the Board of Directors of this corporation to purchase such insurance, this corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not this corporation would have the power to indemnify the agent against that liability under the provisions of this Article VI.

Section 8.   Fiduciaries of Corporate Employee Benefit Plan. This Article VI does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of this corporation as defined in Section 1 of this Article VI. The corporation shall have power to indemnify such a trustee, investment manager or other fiduciary to the extent permitted by Section 207(f) of the California General Corporation Law.

Section 9.   Amendment of Provisions of Article VI. No amendment of any provision of this Article VI shall reduce the rights to indemnification of any director or officer of this corporation from the rights to indemnification which were set forth in this Article VI at the time of the accrual of the alleged cause of action asserted in any proceeding for which such director or officer is seeking indemnification or an advance of expenses.

ARTICLE VII

AMENDMENTS

These By-laws may be amended or repealed either by approval of the outstanding shares or by the approval of the Board; provided, however, that after the issuance of shares, a By-law specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable Board or vice versa may only be adopted by approval of the outstanding shares.

ARTICLE VIII

RESTRICTIONS ON TRANSFER OF SHARES OF THE CORPORATION

Before there can be a valid sale or transfer of any of the outstanding shares of the corporation by any holder thereof, he shall first offer said shares to the corporation and then to the other holders of shares in the following manner:

(1)   Such offering shareholder shall deliver a notice in writing, by mail or otherwise, to the secretary of The corporation, stating the price, terms and conditions of such proposed sale or transfer, the number of shares to be sold or transferred, and his intention so to sell or transfer such shares. Within ten (10) days thereafter, the corporation shall have the prior right to purchase all (but not less than all) of such shares so offered, at the price and upon the terms and conditions stated in such notice. Should the corporation fail to purchase all of said shares at the expiration of the ten (10) day period, or prior thereto upon determination by the corporation not to purchase all of the shares so offered in said notice, the secretary of the corporation shall, within five (5) days thereafter, mail or deliver to each of the other shareholders

a notice setting forth the particulars concerning the shares described in the notice received from the offering shareholder. The other shareholders shall have the right to purchase all (but not less than all) of the shares specified in said secretary's notice by delivering to the secretary, by mail or otherwise, a written offer or offers to purchase all or any specified number of such shares, upon the terms so described in the secretary's notice, if such offer or offers are so delivered to the secretary within ten (10) days after mailing or delivering such secretary's notice to such other shareholders. If the total number of shares specified in such offers so received within such period by the secretary exceeds the number of shares referred to in the secretary's notice, each offering shareholder shall be entitled to purchase such proportion of the shares referred to in said notice to the secretary as the number of shares of the corporation which he holds bears to the total number of shares held by all such shareholders desiring to purchase the shares referred to in said notice to the secretary.

(2)   If all of the shares referred to in said notice to the secretary are not disposed of under such apportionment, each shareholder desiring to purchase shares in a number in excess of his proportionate share, as provided above, shall be entitled to purchase such proportion of those shares which remain thus undisposed of as the total number of shares which he holds bears to the total number of shares held by all of the shareholders desiring to purchase shares in excess of those to which they are entitled under such apportionment.

(3)   If all of the shares referred to in said notice to the secretary are not purchased as aforesaid by the corporation, or in accordance with offers made by other shareholders within the period hereinabove specified, the shareholder desiring to sell or transfer his shares may dispose of all shares of stock referred to in said notice to the secretary to any person or persons he may so desire; provided, however, that he shall not sell or transfer such shares at a lower price or on terms more favorable to the purchaser or transferee than those specified in said notice to the secretary.

(4)   Within the limitations herein provided, this corporation may purchase the shares of this corporation from any offering shareholder; provided, however, that at no time shall the corporation be permitted to purchase all of its outstanding voting shares. Any sale or transfer, or purported sale or transfer, of the shares of the corporation shall be null

and void unless the terms, conditions, and provisions of this Article VIII of the By-laws of the corporation are strictly observed and followed.

(5)   This Article VIII shall be subject to and controlled by any Stock Redemption Agreement, Shareholders Agreement, Buy and Sell Agreement or other similar agreement entered into by the corporation and/or all of the shareholders with respect to the sale and purchase of any outstanding shares of the corporation.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

(1)   That I am the duly elected and acting Secretary of REGIONAL AIRCRAFT SERVICES, INC., a California corporation; and

(2)   That the foregoing By-laws, comprising eight (8) articles and forty-seven (47) pages, constitute the By-laws of said corporation duly adopted at the organizational meeting of the incorporators duly held on January 5, 1989.

IN WITNESS WHEREOF, I have hereunto signed my name and affixed the seal of the corporation this 5th day of January, 1989.

MICHAEL VERNON Secretary

SECOND AMENDMENT TO BY-LAWS
OF
REGIONAL AIRCRAFT SERVICES, INC.
A CALIFORNIA CORPORATION

Article III, Section 2, of the By-laws of REGIONAL AIRCRAFT SERVICES, INC., a California corporation, dated January 5, 1989, is hereby amended in its entirety to read as follows:

"Section 2.   Number and Qualification of Directors.   The authorized number of directors shall be not less than six (6) nor more than eleven (11), until changed by amendment of the Articles or by a by-law duly adopted by the shareholders amending this Section 2. The exact number of directors shall be fixed, within the limits specified, by amendment of the next sentence duly adopted either by the Board or the shareholders. The exact number of directors shall be nine (9) until changed as provided in this Section 2. The maximum or minimum number of directors cannot be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the Articles of Incorporation or by an amendment to this By-law duly approved by a majority of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number minus one (1).

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1.   That I am the duly elected and acting Secretary of REGIONAL AIRCRAFT SERVICES, INC., a California corporation; and

2.   That the foregoing Second Amendment to the By-laws constitutes an amendment to the By-laws of the corporation duly adopted at the annual meeting of the shareholders held on May 21, 1991.

Dated: May 21, 1991.

MAURICE J. GALLAGHER, JR. Vice-President

FIRST AMENDMENT TO BY-LAWS
OF
REGIONAL AIRCRAFT SERVICES, INC.
A CALIFORNIA CORPORATION

Article II, Section 2, of the By-laws of REGIONAL AIRCRAFT SERVICES, INC., a California corporation, dated January 5, 1989, is hereby amended in its entirety to read as follows:

"<u>Section 2</u>.   <u>Annual Meetings</u>. The annual meetings of shareholders shall be held on the third Tuesday in the month of May of each year, at 10:00 a.m., local time, or such other date or such other time as may be fixed by the Board; provided, however, that should said day fall upon a legal holiday observed by the corporation at its principal executive office, then any such annual meeting of the shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings directors shall be elected and any other proper business may be transacted."

<u>CERTIFICATE OF SECRETARY</u>

I, the undersigned, do hereby certify:

1.   That I am the duly elected and acting Secretary of REGIONAL AIRCRAFT SERVICES, INC., a California corporation; and

2.   That the foregoing Second Amendment to the By-laws constitutes an amendment to the By-laws of the corporation duly adopted at the annual meeting of the shareholders held on May 21, 1991.

Dated: December 8, 1989.

_____
MAURICE J. GALLAGHER, JR. Vice-President